Exhibit 99.2

First Quarter 2012 Earnings Conference Call Speakers: Tiak Koon Loh, CEO Christine Lu-Wong, CFO May 10, 2012 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Disclaimer 2 The information in this presentation has been prepared by HiSoft Technology International Limited (“HiSoft ” or the “Company”) solely for information purposes in connection with the Company’s earnings release for the first quarter ended March 31, 2012. The information presented or contained in this presentation may be subject to change without notice. This presentation contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

HIGHLIGHTS 3 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

1Q : Delivered and Exceeded Top and Bottom-line Guidance 4 1Q Net Revenues + 47.8% Y-o-Y . US$65.5million, exceeded guidance of US$65.0 million by 0.8% . Non-GAAP(1) gross margin was 35.4% . Non-GAAP operating margin was 13.2% . China-headquartered companies accounted for 22.5% of total net revenues Note: (1) Non-GAAP measures in this presentation exclude share-based compensation expense, amortization of acquired intangible assets, change in fair value of contingent consideration payable for business acquisition, and success fee related to business acquisition. These non-GAAP measures and related reconciliations to GAAP measures are described in the sections “Non-GAAP Financial Measures” in the Company’s earnings release to which this presentation accompanies and in “Non-GAAP Reconciliation” located at the end of this presentation Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

5

Across the Board Strong Performance

Chinese Banking & Finance Services +220% Y-o-Y

- Accounted for 20.8% of net revenues, CPS growth reached 143.5% Y-o-Y
  - Of which, Chinese banking and finance business grew 220% Y-o-Y
  - SAP business grew 80% Y-o-Y
- Accelerated expansion and strong pipelines in domestic business
- Opportunities in domestic and multinational companies remain strong

Net Revenues Breakdown by Geography of Client HQ

- China: +94.4% Y-o-Y (Record high –accounted for 22.5% of net revenues)
- US: +36.3% Y-o-Y
- Japan: +58.4% Y-o-Y
- Europe: +10.1% Y-o-Y
- Asia South: +31.4% Y-o-Y

Net Revenues from Higher Value-Added CPS Doubled

- ITS: +55.1% Y-o-Y
  - CPS: +143.5% Y-o-Y (accounted for 20.8% of net revenues)
  - ADM: +30.1% Y-o-Y
- RDS: +38.0% Y-o-Y

Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

FINANCIALS 6 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Strong Performance -- Driven by Growth across All Service Lines 7 50.9 58.9 64.9 65.5 44.3 65.5 0.0 10.0 20.0 30.0 40.0 50.0 60.0 70.0 80.0 2Q11 3Q11 4Q11 1Q12 1Q11 1Q12 Net Revenues US$(mn) Y-o-Y: +47.8% ITS: 60.0% RDS: 40.0% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. 23.9 24.8 25.2 26.2 19.0 26.2 27.0 34.1 39.7 39.3 25.3 39.3 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 45.0 2Q 11 3Q 11 4Q11 1Q12 1Q11 1Q12 RDS ITS Revenue Breakdown of Service Lines US$(mn) RDS Y-o-Y : +38.0% ITS Y-o-Y : +55.1%

8 Net Revenues Analysis by Service Lines Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. 5.6 6.5 11.8 13.6 5.6 13.6 19.7 20.5 22.3 26.1 19.7 25.7 1Q11 2Q11 3Q11 4Q11 1Q11 1Q12 CPS ADM CPS Y-o-Y : +143.5% ADM Y-o-Y : +30.1% Revenue Breakdown of ITS Service Lines US$(mn) 23.9 24.8 25.2 26.2 19.0 26.2 27.0 34.1 39.7 39.3 25.3 39.3 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 45.0 2Q 11 3Q 11 4Q11 1Q12 1Q11 1Q12 RDS ITS Revenue Breakdown of Service Lines US$(mn) RDS Y-o-Y : +38.0% ITS Y-o-Y : +55.1%

Net Revenues Analysis by Client Headquarters 9 Location of Client Headquarters 1Q11 vs. 1Q12 Y-o-Y Growth Greater China 94.4% Japan 58.4% United States 36.3% Asia South 31.4% Europe 10.1% Net Revenues Growth Based on the location of client headquarters 1Q 11 1Q 12 Asia South 5.0% 4.5% Europe 9.3% 6.9% Greater China 17.1% 22.5% Japan 19.1% 20.5% US 49.5% 45.6% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% Breakdown : % of Net Revenues Based on the location of client headquarters Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Net Revenues Analysis by Client Contract Signing Entity 10 Net Revenues Growth Based on the location of contract signing entity Location of Contract Signing Entities 1Q12 vs. 1Q12 Y-o-Y Growth Greater China 39.9% United States 62.3% Japan 34.8% Asia South 87.9% Europe -30.3% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. 1Q 11 1Q 12 Asia South 13.5% 17.2% Europe 2.6% 1.2% Japan 24.6% 22.4% US 20.0% 22.0% Greater China 39.3% 37.2% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% Breakdown : % of Net Revenues Based on the location of client contract signing entity Greater China US Japan Europe Asia South

GAAP Gross Profit Y-o-Y Improvement 11 GAAP Gross Margin 2Q11 3Q11 4Q11 1Q11 1Q12 35.3% 35.6% 36.2% 31.8% 34.9% $18.0 $20.9 $23.5 $22.9 $14.1 $22.9 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 $30.0 $35.0 2Q11 3Q11 4Q11 1Q12 1Q11 1Q12 Y-o-Y : +62.1% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. GAAP Gross Profit and GAAP Gross Margin US$(mn)

Non-GAAP Gross Profit Y-o-Y Improvement 12 Non-GAAP Gross Margin 2Q11 3Q11 4Q11 1Q11 1Q12 35.6% 35.9% 36.9% 32.3% 35.4% $18.1 $21.1 $23.9 $23.2 $14.3 $23.2 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 $30.0 $35.0 2Q11 3Q11 4Q11 1Q12 1Q11 1Q12 Y-o-Y : +62.0% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. US$(mn) Non-GAAP Gross Profit and Non-GAAP Gross Margin

Strong Adjusted EBIT & Adjusted EBIT Margin 13 Adjusted EBIT Margin 2Q11 3Q11 4Q11 1Q11 1Q12 11.2% 13.4% 14.9% 10.3% 13.2% $5.7 $7.9 $9.7 $8.7 $4.5 $8.7 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0 2Q11 3Q11 4Q11 1Q12 1Q11 1Q12 Y-o-Y : +90.8% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. US$(mn) Adjusted EBIT & Adjusted EBIT Margin

Strong GAAP Net Income & Earnings Per ADS 14 GAAP Diluted Earnings Per ADS 2Q11 3Q11 4Q11 1Q11 1Q12 $0.12 $0.14 $0.22 $0.09 $0.19 $3.9 $4.4 $6.8 $6.1 $2.8 $6.1 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 $8.0 2Q11 3Q11 4Q11 1Q12 1Q11 1Q12 Y-o-Y : +119.7% US$(mn) Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. GAAP Net Income

15 $5.8 $8.2 $9.8 $8.7 $4.7 $8.7 $0.0 $5.0 $10.0 $15.0 2Q11 3Q11 4Q11 1Q12 1Q11 1Q12 Non-GAAP Net Income US$(mn) Y-o-Y : +84.8% Non-GAAP Diluted Earnings Per ADS 2Q11 3Q11 4Q11 1Q11 1Q12 $0.18 $0.26 $0.31 $0.15 $0.27 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. Non-GAAP Net Income &Non-GAAP Earnings Per ADS

. DSOs are well below industry average for China-based peers Robust Balance Sheet (US$ million) 2Q 2011 3Q 2011 4Q 2011 1Q 2011 1Q2012 Cash & cash equivalents, Restricted cash and Term deposits 133.9 125.2 136.8 128.6 131.2 Short & long term debt - - - - - Operating Cash flow 6.6 1.5 15.9 0.2 -2.6 Days sales outstanding 88 88 86 91 92 16 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

GUIDANCE FOR Q2 & FY2012 17 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Strong Momentum Guiding Upward FY2012 18 2Q 2012 Y-o-Y Growth FY 2012 Y-o-Y Growth Net Revenues Guidance At least US$71.5million At least 40.6% At least US$295.0 million At least 34.7% Non- GAAP diluted earnings per ADS Guidance US$0.28 - US$0.29(1) 55.6%-61.1% US$1.18-US$1.21(2) 31.1%-34.4% Notes: 1) Based on 32.5 million weighted average ADSs 2) Based on 32.4 million weighted average ADSs Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

APPENDIX 19 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Appendix 20 . Shares for Earnings per ADS Calculation . Share Count Information . Non-GAAP Reconciliation Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Shares for Earnings per ADS Calculation 21 Date Activities Weighted Average ADS Equivalent Mar 31, 2012 Shares outstanding - basic 30.2 million Share options and equivalents 1.3 million Mar 31, 2012 Shares outstanding - diluted 31.5 million Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Share Count Information 22 (As of March 31, 2012) ADS Equivalent Shares issued and outstanding 31.4 million Share options and equivalents granted and outstanding 3.9 million Shares available for future grants under employee incentive plan 0.6 million Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Non-GAAP Reconciliation 23 (US$ in millions) Q1’11 Q2’11 Q3’11 Q4’11 Q1’12 GAAP Operating Income 2.6 3.8 4.1 6.7 6.1 Share-based compensation 1.2 1.1 1.8 1.6 2.0 Amortization of acquired intangible assets 0.4 0.4 0.8 1.0 1.0 Change in fair value of contingent consideration payable for M&A 0.4 0.3 0.8 0.4 (0.4) Success fee related to business acquisition - - 0.5 - - Non-GAAP Operating Income 4.5 5.7 7.9 9.7 8.7 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Non-GAAP Reconciliation (Continued) 24 (US$ in millions) Q1’11 Q2’11 Q3’11 Q4’11 Q1’12 GAAP Net Income 2.8 3.9 4.4 6.8 6.1 Share-based compensation 1.2 1.1 1.8 1.6 2.0 Amortization of acquired intangible assets 0.4 0.4 0.8 1.0 1.0 Change in fair value of contingent consideration payable for M&A 0.4 0.3 0.8 0.4 (0.4) Success fee related to business acquisition - - 0.5 - - Non-GAAP Net Income 4.7 5.8 8.2 9.8 8.7 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. . The GAAP to non-GAAP reconciling items totaled $2.6 million, compared to $1.9 million in the corresponding period of 2011.

THANK YOU 25 Ross Warner HiSoft Technology International Limited Tel: +86-10-5987-5865 Email: investor_relations@hisoft.com Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. Contact Information